NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andrew M. Tucker T: 202.689.2987 Andy.Tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

November 22, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jenifer Gallagher

Karl Hiller

Anuja A. Majmudar

Timothy S. Levenberg

RE:	Amphitrite Digital Incorporated

Amendment No. 1 to Registration Statement on Form S-1

Submitted November 22, 2023

File No. 333-275379

Ladies and Gentlemen:

On behalf of Amphitrite Digital Incorporated (the “Company”), we are hereby responding to the letter dated November 20, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on November 7, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold.

Registration Statement on Form S-1 filed November 7, 2023

Unaudited Pro Forma Consolidated Financial Information, page 62

1.	We understand that your pro forma balance sheet is intended to give effect to the proposed acquisition of Paradise Group of Companies (PGC) and the offering, as if these events occurred on September 30, 2023, although you also include an adjustment indicating you intend to repay a note payable that arose in connection with your acquisition of Paradise Adventures, LLC, (PA) earlier in the year, as referenced in Note A on page 70. However, unless the counterparty is intending to return cash that had been paid as interest on the loan, we do not see support for the related adjustments described in Note B on page 70 and Note L on page 71, to remove interest expense previously recorded and to restore the associated cash expenditure. Please revise your pro forma balance sheet accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed adjustments related to repayment of the note payable that arose in connection with the acquisition of Paradise Adventures LLC. The Company has revised the Amended Registration Statement on pages 18, 58, 70, and 71 accordingly.

2.	We note that in response to prior comment 5 you present details of management’s adjustments depicting the synergies you believe you will realize upon completion of the acquisitions of PA and PGC. Please revise your tables on pages 73 and 75 to present accurate summations of management’s adjustments.

Please also revise your reconciliations as necessary to begin with the pro forma net loss amounts that are presented in your pro forma statements of operations. For example, the pro form net loss amounts for the nine months ended September 30, 2023 do not presently agree.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosures on pages 73 and 75 of the Amended Registration Statement to present accurate summations of management adjustments. The Company further acknowledges the Staff’s comment on reconciliation of pro forma net loss amounts and has revised its disclosures accordingly.

3.	On the pro forma statement of operations for the nine months ended September 30, 2023 you include an adjustment to decrease interest expense by $1,553,065; however, this amount does not agree to details included in the note for pro forma adjustment M.

Please revise pro forma adjustment M or the associated disclosures as necessary to resolve this inconsistency.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure in Note I in the Amended Registration Statement to provide the pro forma decrease of interest expense to resolve the inconsistency.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Andrew Tucker at (202) 689-2987.

Very truly yours,

/s/ Andrew M. Tucker

Andrew M. Tucker

cc:	Scott Stawski, Executive Chairman, Amphitrite Digital, Inc. Rob Chapple, Chief Executive Officer, Amphitrite Digital, Inc.